                                                                EXHIBIT - 2(a)

                         AMENDMENT TO AGREEMENT FOR THE

                          PURCHASE AND SALE OF ASSETS


         This Amendment to the Agreement for the Purchase and Sale of Assets is made as of this 5th day of February, 1996, by and between Met-Coil Systems Corporation, a Delaware corporation, ("Met-Coil"), Rowe Machinery & Automation, Inc., a Texas corporation, ("Seller"), and Mestex, Ltd., a Texas limited partnership, ("Purchaser").

         Met-Coil, Seller, and Purchaser entered into an Agreement for the Purchase and Sales of Assets as of January 12, 1996 ("Agreement") and now to desire to amend certain of the terms of that Agreement prior to Closing.

         Met-Coil, Seller and Purchaser agree as follows:

1. The first paragraph of Section 1.1 of the Agreement is amended to read as follows:

         1.1 The Assets. Upon the closing of the transactions contemplated under this Agreement on January 31, 1996, or such other date as mutually agreed by the parties (the "Closing Date"), and subject to the terms and conditions contained in this Agreement, Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, free and clear of all liens, encumbrances, restrictions and adverse charges of any nature whatsoever, except as may be permitted by Section 7.7, all of the assets, rights, interests, properties and goodwill of every nature whatsoever, tangible or intangible and wheresoever situated, required or appropriate for the continued operation of the Rowe Business which is further defined as the manufacture, application, design, development, engineering, distribution and sale of various models and types of press feeding and cut-to-length automation equipment and machinery and the parts and accessories related thereto set forth by name and drawing number category in Schedule 1.1 attached hereto, and specifically excepting the assets listed in Section 2.
The assets, rights, interests, properties and goodwill sold, transferred, conveyed, assigned and delivered by Seller to Purchaser hereunder (collectively, the "Assets") shall include but not be limited to the following:

2.  Section 2 of the Agreement is amended to read as follows:

         2. Excluded Assets. The assets excluded from the Agreement (the "Excluded Assets") are all of the assets of Seller not specifically identified in Section 1, including without limitation the real property and fixtures of Seller, any rents or profits from the rental of the real property or the right to receive same, and all of the machinery located in the Seller's facility, any rents or profits from the rental of the machinery or the right to receive same and any rights of Seller in the Agreement and the Adjustable Note.

3.  Section 3.2 of the Agreement is amended to read as follows:

         3.2  Payment of Purchase Price

         3.2.1 On the Closing Date, the portion of the Purchase Price identified in Section 3.1.1 of the Agreement shall be paid by Purchaser delivering such amount in cash by wire transfer or other immediately available funds to Seller (the "Initial Payment").

         3.2.2 On the Closing Date the portion of the Purchase Price identified in Section 3.1.2 shall be paid by Purchaser delivering to Seller an adjustable note substantially in the form attached hereto as Exhibit 3.2.2 (the "Adjustable Note"). The terms, conditions, covenants and procedures whereby the principal amount of the Adjustable Note shall be adjusted based upon the actual count of the Inventory, the application of the terms of the representations and warranties set forth in Sections 7.12 and 7.15 of the Agreement and the covenant of Seller set forth in Section 10.7 of this Agreement are set forth more fully in Section 3.3 of this Agreement and the Adjustable Note. The amount of any state or local transfer, conveyance or recordation taxes imposed by the state or municipality on the transfer of title of the personal property shall be paid by Seller.

4.       Section 3.3.2  of the Agreement is amended to read as follows:

         3.3.2 Terms Relating to Adjustment. Seller shall use its best efforts to value the physical count of the Inventory to be taken immediately after the Closing Date at its earliest convenience, but not later than thirty
(30) days after the Closing Date. The parties shall work together making such personnel and records available as necessary to determine and finalize the adjustments to the principal amount of the Adjustable Note in good faith at their earliest convenience based upon the valuation of the physical count of the Inventory, the calculations and standards set forth in Section 3.3.1, the representations and warranties set forth in Section 7.12 and 7.15 of the Agreement and the covenant of Seller set forth in Section 10.7 of the Agreement. Notwithstanding the foregoing, forty-five days after the Closing Date, Purchaser shall pay Seller in cash a partial payment under the Adjustable Note of the greater of the amount of $200,000 or the sum of all categories of the net tangible asset value as defined in Section 3.1.2 which are not in dispute and are set forth in a preliminary memorandum of understanding executed
by the authorized representatives of each of the parties.   The final adjusted
amount due under the Adjustable Note and the calculation of all remaining adjustments to the Adjustable Note shall be payable in cash not later than ninety days after the Closing Date, subject to reasonable reserve for amounts in dispute. All such final adjustments shall be set forth in a memorandum of understanding prepared and executed by the authorized representatives of each of the parties.

         In the event the parties are unable to agree upon any final adjustments, such disputes shall be submitted to a partner at a national accounting firm mutually selected by both sides with a determination to be made no later than May 31, 1996.

5.  Section 11.2.1 is amended to read:

         11.2.1 Purchaser shall deliver to Seller in cash the Initial Payment and the Adjustable Note with the Adjustable Note.

6. Section 11.2.13 is amended by adding the following sentence at the end of the section:

         Purchaser shall have received from the secured lenders of Seller a letter of nondisturbance subject to attornment and subordination in a form acceptable to Purchaser which allows Purchaser the right to remain undisturbed as a tenant of the real property of Seller and to use the machinery leased under the Lease as long as Purchaser is a tenant in good standing under the Lease.

7. All other provisions of the Agreement except as modified herein remain in full force and effect.



                                       MET-COIL SYSTEMS CORPORATION


                                       BY:      Raymond H. Blakeman\s\
                                              ----------------------------------
                                              Raymond H. Blakeman, President

                                       ROWE MACHINERY AND AUTOMATION,
                                       INC.


                                       BY:      Raymond H. Blakeman\s\
                                              ----------------------------------
                                              Raymond H. Blakeman, Chairman and
                                              Senior Vice President

                                       MESTEX, LTD., a Texas limited partnership
                                       By:  GENTEX PARTNERS, INC., its General
                                       Partner


                                       BY:      R.B. Dewey\s\
                                              --------------------------------
                                              R.B. Dewey,
                                              Vice President